EXHIBIT 1

FIRST MANHATTAN SENDS LETTER TO VIVUS STOCKHOLDERS

New York – June 24, 2013 – First Manhattan Co., the beneficial owner of approximately 9.9% of the outstanding shares of VIVUS, Inc. (Vivus) (NASDAQ: VVUS), today issued a letter to Vivus' stockholders.

The full text of the letter follows:

First Manhattan Co.

399 Park Avenue

New York, NY 10022

June 24, 2013

Dear Fellow Vivus shareholders:

YOU HAVE AN IMPORTANT CHOICE TO MAKE.

We at First Manhattan Co. are the largest shareholders of VIVUS, Inc. with beneficial ownership of 9.9% of the common stock. We are writing to you today to seek your help in replacing Vivus’ current Board of Directors by electing our nine nominees.

With the 2013 Vivus Annual Meeting fast approaching, your vote will make a critical difference in the company’s future. As shareholders, we all must decide whether to continue on the current path of hemorrhaging cash or to take a new path with a new team that has solid experience in marketing, finance, European regulatory approval, and turnarounds of troubled companies.

Change can be uncomfortable. The beneficiaries of the status quo prey on the fear of the unknown with themes like “change will be disruptive” and “chaos will ensue.” The difference at Vivus is threefold:

  Your odds of success with the sitting board are already known and, in our view, they are not good.

  Your likelihood of a favorable outcome is greatly enhanced with a shareholder board that has all the required skills to fix Vivus and get it right at this crucial time.

  In contrast to the negligible stock ownership of the sitting board, we own 12M shares of Vivus and are completely aligned with shareholders.

Our sole agenda is enhancing the value of Vivus stock.

We must make a change today if we are to save the future of our company. We urge you to VOTE THE WHITE PROXY CARD TODAY.

The following graphs speak for themselves:

 The disturbing gap between the mounting expenses and the meager sales is no accident. The sitting board members have limited knowledge of finance. Not a single public company CFO is on Vivus’ sitting board. In contrast, our slate includes two highly accomplished public company CFOs, Jon Biro and Herm Rosenman, both of whom have confronted tough situations and turned companies around.

We believe that on its current course Vivus will have no choice but to seek yet another dilutive debt or equity financing within approximately one year, which will lead to further destruction of shareholder value. This need for additional financing is sufficiently predictable that there are a staggering 30 million shares of Vivus (30% of the total outstanding shares) that have been borrowed and “sold short.”

Why are so many short sellers looking to profit from a decline in the value of Vivus shares? In our opinion, the short sellers are not betting against Qsymia; they are betting against the sitting board and a management team that has lost all credibility with investors.

Replace the board and we believe the short sellers betting against Vivus’ stock price will promptly buy back most of the 30 million shares currently being shorted.

The failure to enter into a pre-launch partnership is the root cause of Qsymia’s commercial failure.

It is difficult for all of us to understand how Vivus could have executed such a poor commercial launch for the best obesity drug ever developed. FierceBiotech, a leading industry publication, called the Qsymia launch one of the top ten biopharma DUDS.

The truth is, it took a long time and a lot of poor decisions to bring us to this point. Vivus should have had a commercial partner well before launch. Since our first meeting with the CEO in 2008, we have advocated seeking a commercial partnership to launch Qsymia. The CEO and Vivus’ board consistently resisted the advice of investors and analysts. Consequently, Vivus is the only company among its obesity peers that is going it alone, without a commercial partner. Vivus is outgunned in money, people, and expertise as a result of this poor decision of the sitting board.

Vivus has failed on Qsymia in Europe. The shareholder slate can fix this failure.

In order to unlock the value in Vivus, it is critical to achieve European approval of Qsymia through the centralized procedure. This approach would afford ten years of marketing exclusivity in the EU with no generic threats, which we believe should be worth more than the current value of Vivus. It is the foundation upon which virtually every European blockbuster drug is built.

We are highly concerned that after a failed attempt at EU approval, followed by a failed EU appeals process, Vivus’ management and board have given up on Europe. Within the last several weeks, the company has publicly stated for the first time that it is considering pursuing the de-centralized procedure for EU approval. In our view, this would be a commercial graveyard.

  Our shareholder slate has a well-defined approach to European approval through the value-creating centralized procedure.
  Two of our nominees, Drs. John Kastelein and Rolf Bass, are trusted and respected within the European regulatory community (please see their bios at www.ourmaterials.com/vvus/).
  We have retained Ulrich Granzer, one of the leading European regulatory consultants, to help us develop the optimal strategy for EU approval.

These three individuals have been hard at work speaking with European experts and regulators, and we believe that they have a high likelihood of successfully delivering a European approval through the centralized procedure. Our due diligence suggests that the Vivus team executed an amateurish strategy and thereby engendered the distrust of the European regulators. Perhaps that is why Vivus is now going for the unattractive de-centralized approach and trying to convince shareholders it is actually a positive development.

Our nominees have put their money where their mouth is by buying shares. The current directors do not act like meaningful owners because they are not.

We are great admirers of Warren Buffett and feel compelled to convey his distilled wisdom about public company boards, a subject of great concern to him. In his 2004 Berkshire Hathaway letter to shareholders, Buffett states “Charlie [Munger] and I love the idea of shareholders thinking and behaving like owners. Sometimes that requires them to be pro-active. And in this arena, large institutional owners should lead the way.” (emphasis added)

We are Vivus’ largest shareholder, and we believe it is our responsibility to “behave like owners” and lead the movement for change at Vivus. We did not come to this decision lightly, but we are confident that change is the ONLY way for Vivus shareholders to realize value on their investment in the stock.

The next time you hear management argue that change at this critical juncture is going to cause irreparable disruption, ask yourself if they are “behaving like owners.” As you answer that question, keep in mind that the sitting directors have bought virtually zero shares of Vivus over their many years of “service,” even at recent depressed prices. Their interests are not aligned with shareholders, and unfortunately there is a long history and fact set to prove it.

In the same letter, Buffett goes on to discuss the few questions that truly count: “First, does the company have the right CEO?...On such questions the interests of the CEO may well differ from those of the shareholders. Directors, moreover, sometimes lack the knowledge or gumption to overrule the CEO.” We believe we have precisely this problem at Vivus.

Our points here are simple:

1.	If you were behaving like the owner of the business, as Buffett suggests, would you choose the same board to run the business that has destroyed so much value? Or would you choose a carefully constructed team with the key competencies to turnaround the business and unlock its value?

2.	If you were the sole owner of Vivus, would you choose a CEO who has zero experience in launching blockbuster drugs into the US market, or would you seek out the best available CEO? That is what any independent board would have done to transform Vivus from a drug developer to a commercial organization. To this day the sitting board has only responded to the needs of the CEO, not to all of us as owners. The current Vivus directors “lack the knowledge or the gumption to overrule the CEO,” to borrow a phrase from Warren Buffett.

Whether you own 100 shares, 1000 shares, 50,000 shares or more, you are an owner of the business just like us. For our part, we have stepped up and “behaved like owners” by investing considerable time and money to create this last opportunity to unlock tremendous value for all shareholders at Vivus. We ask you to do the same by voting for the shareholder slate on the WHITE proxy card.

Our shareholder slate, composed of highly experienced independent candidates, is the last chance to rescue Vivus from its commercially inept CEO and what we see as the sitting board’s failure to act in the best interests of shareholders. Waiting for change at next year’s annual meeting will not work—the critical decisions that will determine the company’s success or failure are about to be made. For more detailed information on our plan please see our website, www.ourmaterials.com/vvus/.

We thank you for the many letters and emails supporting the need for immediate change at Vivus. Change is never easy, but there are times when it is necessary. This is one of those times.

Vote your WHITE proxy today by telephone or internet so it is received in time to be counted. Your vote, no matter how many shares, is important to all of us.

Sincerely,

Sam Colin, M.D.

Senior Managing Director

First Manhattan Co.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 3, 2013, A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

Contacts:

The Abernathy MacGregor Group

Chuck Burgess / Mike Pascale

212-371-5999

clb@abmac.com / mmp@abmac.com

Mackenzie Partners

Larry Dennedy / Charlie Koons

212-929-5239 / 212-929-5708

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